FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Webcast presentation regarding 2010 first quarter results.

First Quarter 2010 Results

WEBCAST – CONFERENCE CALL April 29th, 2010

Mr. Miguel Martínez

COO

REPSOL

April 2010

Disclaimer

ALL RIGHTS ARE RESERVED

© REPSOL YPF, S.A. 2010

Repsol YPF, S.A. is the exclusive owner of this document. No part of this document may be reproduced (including photocopying), stored, duplicated, copied, distributed or introduced into a retrieval system of any nature or transmitted in any form or by any means without the prior written permission of Repsol YPF, S.A.

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans, expectations or objectives with respect to capital expenditures, business, strategy, geographic concentration, costs savings, investments and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, costs savings, investments and dividend payout policies, as well as future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina, and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key information about Repsol YPF – Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed with the US Securities and Exchange Commission and in Section I “Risk factors” in Repsol YPF’s Registration Document filed with the Comisión Nacional del Mercado de Valores in Spain on April 2010. Both documents are available on Repsol YPF’s website (www.repsol.com). In light of the foregoing, the forward-looking statements included in this document may not occur.

Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

This document does not constitute an offer to purchase, subscribe, sale or exchange of Repsol YPF’s or YPF Sociedad Anonima’s respective ordinary shares or ADSs in the United States or otherwise. Repsol YPF’s and YPF Sociedad Anonima’s respective ordinary shares and ADSs may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

Agenda

Q1 Outlook Q1 2010 Results Financial Overview

Agenda

Q1 Outlook

Q1 2010 Results

Financial Overview

Results

Operating Income

Million €

1500 1200 900 600 300 0

957

1Q 09

+60.7%

1538

1Q 10

Million €

1500 1200 900 600 300 0

681

4Q09

+126%

1538

1Q 10

Macro Situation

Brent Prices

$/Bbl

80 70 60 50 40

1Q 2Q 3Q 4Q

Henry Hub prices

U$/Mbtu

6,0 5,0 4,0 3,0 2,0 1,0 0,0

1Q 2Q 3Q 4Q

Refining Margin

U$Bbl

6,0 4,0 2,0 0,0

1Q 2Q 3Q 4Q

2009

2010

Macro Situation
Argentina Prices

Local Currency

	1Q10/1Q09	1Q10/4Q09
• Gasoline:	+22.2%	+2.8%
• Diesel:	+26.9%	+1.9%



3500
2900
2300
1700
pesos/m3
1Q09
2Q09
3Q09
4Q09
1Q10
Regular gasoline
Diesel

US$

	1Q10/1Q09	1Q10/4Q09
• Gasoline:	+12.8%	+2.3%
• Diesel:	+17.1%	+1.3%



900
800
700
600
500
us$/m3
1Q09
2Q09
3Q09
4Q09
1Q10
Regular gasoline
Diesel

Average exchange rate Peso/U$



4,5
4,0
3,5
3,0
2,5
2,0
Peso/U$
1Q
2Q
3Q
4Q
2009
2010

Main Developments

Production growth

kboed

300 200 100 0

317

1Q09

+ 10.4%

350

1Q10

Production Mix

1Q09

36%

64%

1Q10

43% 57%

Liquids Gas

Note: All figures exclude Argentina

Agenda

Q1 Outlook

Q1 2010 Results

Financial Overview

Results

CCS Adjusted Operating Income

Million € 1200 900 600 300 0

762

1Q 09

+ 65%

1260

1Q 10

1Q 2010 Upstream

Adjusted Operating Income

Million € 700 600 500 400 300 200 100 0

185

1Q09

248

Price effect net of taxes

184

Volume

(55)

Exploration Costs

(27)

Exchange rate

(103)

Depreciation & Others

432

1Q10

1Q 2010 Downstream

CCS Adjusted Operating Income

Million € 300 200 100 0

73

328 10 (36)

(189)

186

1Q09 Refining Marketing Chemical Others 1Q10

1Q 2010 YPF

Adjusted Operating Income

Million €

500 133

400 (35)

23 (16) 163 300

200 420

100 152 0

1Q09 Price increases Volume Export prices & Gas Others 1Q10 in domestic increase international markets price related products net of taxes

Gas Natural

Adjusted Operating Income

Million €

200

150

100 169 50

0

1Q 09

+ 51.5%

256

1Q 10

Agenda

Q1 Outlook

Q1 2010 Results

Financial Overview

Liquidity position

Euro

Billion

6.0

4.0

2.0

0.0

16.7%

14.9% 15.9%

11.1% 10.8%

6.0 6.0 4.8 6.5 4.3 4.9 3.5 5.8 3.9 5.6

1Q09 2Q09 3Q09 4Q09 1Q10

20.0%

15.0%

10.0% 5.0% 0.0%

Net Debt Liquidity Net debt / Capital employed

Data Ex Gas Natural

Net Debt (ex preferred shares) = Gross Debt – Financial Investments – Cash & Equivalents

Financial Overview

Credit metrics overview

Million Euro 31 Dec 09 31 Mar 10 (Ex Gas Nat.) (Ex Gas Nat.)

NET DEBT 4,905 4,843 CAPITAL EMPLOYED 29,346 30,378

NET DEBT / CAPITAL EMPLOYED (%) 16.7% 15.9%

EBITDA 5,517 1,998 EBITDA / NET DEBT 1.1 1.7

NET INTEREST 231 62

NET INTEREST + DIVIDENDS PREFERRED SHARES 366 92 EBITDA / NET INTEREST 23.9 32.2

EBITDA / NET INTEREST + DIVIDENDS PREFERRED 15.1 21.7

First Quarter 2010 Results

WEBCAST – CONFERENCE CALL April 29th, 2010

Mr. Miguel Martínez

COO

REPSOL

April 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: April 29th, 2010	By:	/S/ FERNANDO RAMÍREZ
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer